Gentor Resources Inc.

PRESS RELEASE

GENTOR ANNOUNCES PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – September 27, 2018 - Gentor Resources Inc. (the "Company") (TSX-V – "GNT") is pleased to announce a non-brokered private placement of up to 4,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.05 per Offered Share for gross proceeds of up to Cdn$200,000. Closing of this financing (the "Financing") is subject to receipt of all necessary approvals, including board and TSX Venture Exchange approvals. The Company intends to use the proceeds from the Financing for general corporate purposes. Directors and officers of the Company may purchase some or all of the Offered Shares.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Financing) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to complete the proposed Financing and the need to satisfy regulatory and legal requirements with respect to the proposed Financing. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Not for distribution to U.S. newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.